SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 2)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  LUMENIS LTD.
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                                (Name of Issuer)

                       Ordinary Shares, Par Value NIS 0.10
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                         (Title of Class of Securities)

                                  M6778Q 10 5
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                                 (CUSIP Number)

                                 Harel Beit-On
               16 Abba Eban Avenue, Herzliya Pituach 46725 Israel
                                 972-9-972-0400
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 25, 2009
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             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, SEE the Notes).

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CUSIP No. M6778Q 10 5
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS

     LM Partners L.P.
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a) [_]
     (b) [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

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4.   SOURCE OF FUNDS (See Instructions)
     OO
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     or 2(e)              [_]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands
--------------------------------------------------------------------------------
                        7.   SOLE VOTING POWER
                             111,492,986 (1)
  NUMBER OF             --------------------------------------------------------
   SHARES               8.   SHARED VOTING POWER
BENEFICIALLY                 0
  OWNED BY              --------------------------------------------------------
    EACH                9.   SOLE DISPOSITIVE POWER
  REPORTING                  111,492,986 (1)
 PERSON WITH            --------------------------------------------------------
                        10.  SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     111,492,986 (1)
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
     Instructions)        [_]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     48.5% (2)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)
     PN
--------------------------------------------------------------------------------

     (1) Includes 14,345,798 Ordinary Shares underlying currently exercisable warrants. See Item 5.

     (2) See Item 5.

--------------------------------------------------------------------------------
CUSIP No. M6778Q 10 5
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS

     LM (GP) L.P.
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (See Instructions)
     OO
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     or 2(e)              [_]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7.   SOLE VOTING POWER
                             0
  NUMBER OF             --------------------------------------------------------
   SHARES               8.   SHARED VOTING POWER
BENEFICIALLY                 112,852,986 (1)
  OWNED BY              --------------------------------------------------------
    EACH                9.   SOLE DISPOSITIVE POWER
  REPORTING                  0
 PERSON WITH            --------------------------------------------------------
                        10.  SHARED DISPOSITIVE POWER
                             112,852,986 (1)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     112,852,986 (1)
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
     Instructions)        [_]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     48.8%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)
     PN
--------------------------------------------------------------------------------

     (1) Includes (i) 14,345,798 Ordinary Shares underlying currently exercisable warrants held by LM Partners L.P. and (ii) 1,360,000 Ordinary Shares underlying options that are either currently exercisable or will become exercisable within 60 days of the date hereof, which options are currently held in trust for the benefit of the Reporting Person by Harel Beit-On. See Item 5.

--------------------------------------------------------------------------------
CUSIP NO. M6778Q 10 5
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS

     Shlomo Dovrat
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (See Instructions)
     OO
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e)              [_]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7.   SOLE VOTING POWER
                             0
  NUMBER OF             --------------------------------------------------------
   SHARES               8.   SHARED VOTING POWER
BENEFICIALLY                 112,852,986 (1) (2)
  OWNED BY              --------------------------------------------------------
    EACH                9.   SOLE DISPOSITIVE POWER
  REPORTING                  0
 PERSON WITH            --------------------------------------------------------
                        10.  SHARED DISPOSITIVE POWER
                             112,852,986 (1) (2)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     112,852,986 (1) (2)
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
     Instructions)        [_]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     48.8%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)
     IN
--------------------------------------------------------------------------------

     (1) Includes (i) 14,345,798 Ordinary Shares underlying currently exercisable warrants held by LM Partners L.P. and (ii) 1,360,000 Ordinary Shares underlying options that are either currently exercisable or will become exercisable within 60 days of the date hereof, which options are currently held in trust for the benefit of LM (GP) L.P. by Harel Beit-On. See Item 5.

     (2) Excludes 15,000 shares, and an additional 35,000 shares issuable upon the exercise of currently-exercisable options, held by the estate of the late Mr. Aharon Dovrat, the father of the Reporting Person. While it is currently anticipated that the Reporting Person may be granted voting and/or investment power with respect to all such shares, no final determination has yet been made to such effect, and such shares have therefore been excluded from the number of shares deemed to be beneficially owned by the Reporting Person as reported herein.

--------------------------------------------------------------------------------
CUSIP NO. M6778Q 10 5
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS

     Harel Beit-On
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (See Instructions)
     OO
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e)              [_]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7.   SOLE VOTING POWER
                             0
  NUMBER OF             --------------------------------------------------------
   SHARES               8.   SHARED VOTING POWER
BENEFICIALLY                 112,852,986 (1)
  OWNED BY              --------------------------------------------------------
    EACH                9.   SOLE DISPOSITIVE POWER
  REPORTING                  0
 PERSON WITH            --------------------------------------------------------
                        10.  SHARED DISPOSITIVE POWER
                             112,852,986 (1)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     112,852,986 (1)
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
     Instructions)        [_]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     48.8%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)
     IN
--------------------------------------------------------------------------------

     (1) Includes (i) 14,345,798 Ordinary Shares underlying currently exercisable warrants held by LM Partners L.P. and (ii) 1,360,000 Ordinary Shares underlying options that are either currently exercisable or will become exercisable within 60 days of the date hereof, which options are currently held in trust by the Reporting Person for the benefit of LM (GP) L.P. See Item 5.

--------------------------------------------------------------------------------
CUSIP NO. M6778Q 10 5
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS

     Avi Zeevi
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (See Instructions)
     OO
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e)              [_]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7.   SOLE VOTING POWER
                             0
  NUMBER OF             --------------------------------------------------------
   SHARES               8.   SHARED VOTING POWER
BENEFICIALLY                 112,852,986 (1)
  OWNED BY              --------------------------------------------------------
    EACH                9.   SOLE DISPOSITIVE POWER
  REPORTING                  0
 PERSON WITH            --------------------------------------------------------
                        10.  SHARED DISPOSITIVE POWER
                             112,852,986 (1)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     112,852,986 (1)
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
     Instructions)        [_]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     48.8%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)
     IN
--------------------------------------------------------------------------------

     (1) Includes (i) 14,345,798 Ordinary Shares underlying currently exercisable warrants held by LM Partners L.P. and (ii) 1,360,000 Ordinary Shares underlying options that are either currently exercisable or will become exercisable within 60 days of the date hereof, which options are currently held in trust for the benefit of LM (GP) L.P. by Harel Beit-On. See Item 5.

--------------------------------------------------------------------------------
CUSIP NO. M6778Q 10 5
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS

     Eylon Penchas
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (See Instructions)
     OO
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e)              [_]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7.   SOLE VOTING POWER
                             0
  NUMBER OF             --------------------------------------------------------
   SHARES               8.   SHARED VOTING POWER
BENEFICIALLY                 112,852,986 (1)
  OWNED BY              --------------------------------------------------------
    EACH                9.   SOLE DISPOSITIVE POWER
  REPORTING                  0
 PERSON WITH            --------------------------------------------------------
                        10.  SHARED DISPOSITIVE POWER
                             112,852,986 (1)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     112,852,986 (1)
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
     Instructions)        [_]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     48.8%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)
     IN
--------------------------------------------------------------------------------

     (1) Includes (i) 14,345,798 Ordinary Shares underlying currently exercisable warrants held by LM Partners L.P. and (ii) 1,360,000 Ordinary Shares underlying options that are either currently exercisable or will become exercisable within 60 days of the date hereof, which options are currently held in trust for the benefit of LM (GP) L.P. by Harel Beit-On. See Item 5.

ITEM 1. SECURITY AND ISSUER.

     This Amendment No. 2 ("AMENDMENT NO. 2") to the Statement of Beneficial Ownership on Schedule 13D filed on July 10, 2007 (the "ORIGINAL STATEMENT"), as amended by Amendment No. 1 thereto filed on April 1, 2009 ("AMENDMENT NO. 1"), relates to the ordinary shares, par value NIS 0.10 per share ("ORDINARY SHARES") of Lumenis Ltd., an Israeli company (the "ISSUER"). The principal executive offices of the Issuer are located at Yokneam Industrial Park, P.O. Box 240, Yokneam 20692, Israel.

     This Amendment No. 2 is being filed by the Reporting Persons (as defined in Item 2 below) in order to report the purchase by LM Partners (as defined in Item 2 below), on June 25, 2009, of 4,818,182 additional Ordinary Shares (the "ADDITIONAL SHARES") and 2,409,091 additional warrants to purchase Ordinary Shares of the Issuer (the "ADDITIONAL WARRANTS") pursuant to that certain Purchase Agreement (the "PURCHASE AGREEMENT"), dated as of June 21, 2009, by and between the Issuer and LM Partners (the transaction pursuant to which such purchase occurred, including simultaneous purchases by other investors from the Issuer pursuant to agreements substantially similar to the Purchase Agreement, the "EQUITY FINANCING").

ITEM 2. IDENTITY AND BACKGROUND.

     This Amendment No. 2 is being filed by each of: (i) LM Partners L.P., a Cayman Islands exempted limited partnership ("LM PARTNERS"), (ii) LM (GP) L.P., an Israeli limited partnership ("LM GP"), which serves as the managing general partner of LM Partners; (iii) Shlomo Dovrat, (iv) Harel Beit-On, (v) Avi Zeevi and (vi) Eylon Penchas (collectively, the "REPORTING PERSONS").

     As described in the Original Statement and Amendment No. 1, LM (GP) Company Ltd., an Israeli limited liability company, serves as the general partner of LM
(GP). ATL 3 L.P., an Israeli limited partnership, and A.S. Dovrat Management Ltd., an Israeli limited liability company, hold approximately 69.3% and 29.7%, respectively, of the issued and outstanding share capital of LM (GP) Company Ltd. Messrs. Harel Beit-On and Eylon Penchas are directors of LM (GP) Company Ltd., and, together with Messrs. Shlomo Dovrat and Avi Zeevi, hold, directly or indirectly, all of the issued and outstanding share capital of LM (GP) Company Ltd. ATL Management Ltd. is the general partner of ATL 3 L.P. The directors and executive officers of ATL Management Ltd. are Messrs. Shlomo Dovrat, Harel Beit-On and Avi Zeevi. Mr. Shlomo Dovrat holds in the aggregate all of the issued and outstanding share capital of A.S. Dovrat Management Ltd.

     The following identity and background information is presented with respect to each of LM Partners L.P., LM (GP), LM (GP) Company Ltd., ATL 3 L.P., A.S. Dovrat Management Ltd., and ATL Management Ltd. (collectively, the "REPORTING ENTITIES"):

     (a) STATE OF ORGANIZATION: LM Partners- Cayman Islands; each of LM (GP), LM
(GP) Company Ltd., ATL 3 L.P., A.S. Dovrat Management Ltd. and ATL Management Ltd.- Israel.

     (b) PRINCIPAL BUSINESS: LM Partners, LM (GP) and LM (GP) Company Ltd. were organized for the purpose of acquiring and holding Ordinary Shares of the Issuer. ATL 3 L.P. is an investment management partnership. Each of A.S. Dovrat Management Ltd. and ATL Management Ltd. is an investment management company.

     (c) ADDRESS OF PRINCIPAL BUSINESS AND PRINCIPAL OFFICE: 16 Abba Eban Avenue, Herzliya Pituach 46725, Israel.

     (d) CRIMINAL PROCEEDINGS: During the last five years, none of the Reporting Entities has been convicted in any criminal proceeding.

     (e) CIVIL PROCEEDINGS INVOLVING SECURITIES LAW VIOLATIONS: During the last five years, none of the Reporting Entities has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The following identity and background information is presented with respect to each of Shlomo Dovrat, Harel Beit-On, Avi Zeevi and Eylon Penchas (collectively, the "REPORTING INDIVIDUALS"):

     (b) BUSINESS ADDRESS: 16 Abba Eban Avenue, Herzliya Pituach 46725, Israel.

     (c) PRESENT PRINCIPAL OCCUPATION: Business person.

     (d) CRIMINAL PROCEEDINGS: During the last five years, none of the Reporting Individuals has been convicted in any criminal proceeding.

     (e) CIVIL PROCEEDINGS INVOLVING SECURITIES LAW VIOLATIONS: During the last five years, none of the Reporting Individuals has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) CITIZENSHIP: Israel

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The acquisition of the Additional Shares and Additional Warrants reported in this Amendment No. 2 was financed through capital contributions of the limited partners of LM Partners.

ITEM 4. PURPOSE OF TRANSACTION.

     Except as set forth herein, as of the filing of this Amendment No. 2, the Reporting Persons and the other entities identified in Item 2 do not have any definitive plans or proposals which relate to or would result in any of the following: (a) the acquisition by the Reporting Persons of additional Ordinary Shares, or the disposition of Ordinary Shares that they hold; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer's business or corporate structure; (f) changes in the Issuer's articles of association or other actions which may impede the acquisition of control of the Issuer by any other person; (g) causing the Ordinary Shares to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association (if and when applicable to the Issuer); (h) causing the Ordinary Shares to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

     The Reporting Persons and the other entities identified in Item 2 may acquire (including through the exercise of warrants and options) additional, and/or sell existing, Ordinary Shares of the Issuer, either in the open market or in privately negotiated transactions (including pursuant to that certain Purchase Agreement (the "2006 PURCHASE AGREEMENT"), dated as of September 30, 2006, by and among the Issuer, LM Partners, Ofer (Ships Holding) Ltd. (together with LM Partners, the "INVESTORS") and LM GP, as the Investors' representative).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     All calculations of beneficial ownership percentage in this Amendment No. 2 are made on the basis of 215,335,424 outstanding Ordinary Shares of the Issuer, excluding 35,527 shares of treasury stock, as of the date hereof.

     (a) (i) LM Partners may be deemed to beneficially own 111,492,986 Ordinary Shares of the Issuer, representing approximately 48.5% of the issued and outstanding share capital of the Issuer, of which 97,147,188 are actual Ordinary Shares held by LM Partners and 14,345,798 Ordinary Shares represent shares issuable upon the exercise of warrants held by LM Partners, all of which are currently exercisable. LM Partners possesses sole power to vote and dispose of all such shares. LM Partners does not share the power to vote, direct the vote, dispose or direct the disposition of any Ordinary Shares of the Issuer.

          (ii) LM GP may be deemed to beneficially own 112,852,986 Ordinary Shares of the Issuer, representing approximately 48.8% of the issued and outstanding share capital of the Issuer. Such Ordinary Shares include: (x) the 97,147,188 Ordinary Shares held by LM Partners and the 14,345,798 Ordinary Shares issuable upon the exercise of warrants held by LM Partners, for which LM GP shares voting and dispositive power in its role as managing general partner of LM Partners; and (y) 1,360,000 Ordinary Shares underlying options that are currently exercisable, which options are held in trust for the benefit of LM GP by Harel Beit-On, and with respect to which LM GP shares voting and dispositive power.

          (iii) Harel Beit-On holds in trust, for the benefit of LM (GP), options to purchase 1,360,000 Ordinary Shares of the Issuer, which options are currently exercisable. Mr. Beit-On possesses shared power to vote and dispose of all of the Ordinary Shares underlying such options. By virtue of his role as a director and an equity owner of LM (GP) Company Ltd., and as a director and executive officer of ATL Management Ltd., Mr. Beit-On also indirectly shares the power to vote, direct the vote, dispose and direct the disposition of (x) the 97,147,188 Ordinary Shares held by LM Partners and the 14,345,798 Ordinary Shares issuable upon the exercise of warrants held by LM Partners. Collectively, all 112,852,986 Ordinary Shares deemed beneficially owned by Mr. Beit-On represent 48.8% of the issued and outstanding share capital of the Issuer. Mr. Beit-On disclaims beneficial ownership of all of the Ordinary Shares beneficially owned by LM Partners except to the extent of his pecuniary interest therein.

          (iv) Each of Shlomo Dovrat, Avi Zeevi and Eylon Penchas may be deemed to beneficially own 112,852,986 Ordinary Shares of the Issuer, representing approximately 48.8% of the issued and outstanding share capital of the Issuer. Such Ordinary Shares include: (x) the 97,147,188 Ordinary Shares held by LM Partners and the 14,345,798 Ordinary Shares issuable upon the exercise of warrants held by LM Partners, for which each such individual shares voting and dispositive power in its indirect role in the ownership and management of LM Partners; and (y) 1,360,000 Ordinary Shares underlying options that are either currently exercisable or will become exercisable within 60 days of the date hereof, which options are currently held in trust for the benefit of LM GP by Harel Beit-On, for which each such individual shares voting and dispositive power in its indirect role in the ownership and management of LM GP. Each of Shlomo Dovrat, Avi Zeevi and Eylon Penchas disclaims beneficial ownership of all such Ordinary Shares except to the extent of his pecuniary interest therein.

     Shlomo Dovrat's beneficial ownership reported herein excludes 15,000 shares, and an additional 35,000 shares issuable upon the exercise of currently-exercisable options, that are held by the estate of the late Mr. Aharon Dovrat, the father of Shlomo Dovrat. While it is currently anticipated that Shlomo Dovrat may be granted voting and/or investment power with respect to all such shares, no final determination has yet been made to such effect, and such shares have therefore been excluded from the number of shares deemed to be beneficially owned by Shlomo Dovrat as reported herein.

     Except for the foregoing, the Reporting Persons and the other entities identified in Item 2 do not possess any beneficial ownership in any of the Issuer's Ordinary Shares described in this Amendment No. 2.

     (b) The Reporting Persons possess either sole power or shared power to vote and direct the vote, and sole power or shared power to dispose or to direct the disposition of, the Issuer's Ordinary Shares as described in paragraph (a) above.

     (c) Other than the acquisition of the Additional Shares and Additional Warrants by LM Partners pursuant to the Purchase Agreement, no transactions in securities of the Issuer have been effected during the last 60 days by any of the Reporting Persons or any of the additional persons named in Item 2 above.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Pursuant to that certain Tag Along Agreement (the "TAG ALONG AGREEMENT"), dated as of June 28, 2009, by and among LM Partners and Bank Hapoalim B.M. (the "BANK"), LM Partners has agreed to provide the Bank with "tag-along" rights in the case of a sale of Ordinary Shares by LM Partners to a third party. Under the Tag Along Agreement, LM Partners shall provide the Bank with fourteen (14) days prior written notice of, and an opportunity to participate in, on a pro-rata basis (based on LM Partners' and the Bank's relative percentage ownership of Ordinary Shares, including shares issuable upon conversion or exercise of outstanding convertible securities), the sale of Ordinary Shares to a third party upon the terms of such sale agreed upon by LM Partners and the third party. LM Partners may consummate the sale to the third party prior to the expiration of the fourteen (14) days period, in which case, LM Partners shall purchase from the Bank the shares with respect to which the Bank has duly exercised its tag-along right, on terms no less favorable to the Bank than those terms under which LM Partners sold its shares to the third party. The Bank's tag-along rights under the Tag Along Agreement do not extend to (i) transfers by LM Partners to certain permitted transferees (including affiliates, family members, related parties, transferees by operation of law and other similarly situated persons); (ii) sales by LM Partners on a stock exchange or in open market transactions; (iii) sales by LM Partners pursuant to a registration statement effected consistent with the Registration Rights Agreement (as defined below in this Item 6); (iv) sales by LM Partners pursuant to a tender offer; or
(v) sales by LM Partners of Ordinary Shares not exceeding 5% of the then issued and outstanding share capital of the Issuer. In addition, the Bank's rights do not apply with respect to Ordinary Shares that are either (x) acquired in open market transactions by account managers with discretionary power on behalf of LM Partners, without the direct instruction of LM Partners; or (y) held by LM Partners not for its own account. The Tag Along Agreement terminates upon the earlier of (a) such time as one or more of the Investors, together with LM Partners' permitted transferees, Ofer Hi-Tech Investments Ltd.'s ("OFER HI-TECH") affiliates or entities for which shares are held by Ofer Hi-Tech in trust, reduce their holdings in the Issuer's issued and outstanding share capital, in the aggregate, to less than 47% of the issued and outstanding share capital; or (b) June 30, 2014. The Tag-Along Agreement is annexed to this Amendment No. 2 as EXHIBIT 1 hereto, and is incorporated, in its entirety, by reference into this Item 6.

     Pursuant to that certain Registration Rights' Agreement, dated as of December 5, 2006, as amended by Amendment No. 1 thereto, dated as of June 25, 2009, by and among the Issuer, LM Partners, Ofer Hi-Tech, the Bank and the other parties thereto (as amended, the "REGISTRATION RIGHTS AGREEMENT"), the Issuer has granted, subject to customary exceptions, demand registration rights (including for an offering to be made on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, as amended) and "piggyback" registration rights with respect to (x) the Additional Shares and Ordinary Shares underlying Additional Warrants held by LM Partners, along with (y) all Ordinary Shares and all Ordinary Shares underlying warrants issued to the Reporting Persons pursuant to the 2006 Purchase Agreement (including the adjustment provisions thereof), and (z) any Ordinary Shares issued pursuant to any stock split, stock dividend, reclassification or similar adjustment events with respect to the foregoing shares. Ordinary Shares issued or issuable to Ofer Hi-Tech and its affiliates pursuant to the Equity Financing and the 2006 Purchase Agreement, Ordinary Shares issuable to the Bank upon its exercise of warrants, and Ordinary Shares issued or issuable to other investors by the Issuer pursuant to the Equity Financing, are also entitled to registration rights under the Registration Rights Agreement. The Registration Rights Agreement, as amended, is annexed as EXHIBIT 2 hereto, and is incorporated, in its entirety, by reference into this Item 6.

     Other than as described immediately above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT 1 - Tag Along Agreement, dated as of June 28, 2009, by and among LM Partners and the Bank

EXHIBIT 2 - Registration Rights' Agreement, dated as of December 5, 2006, as amended by Amendment No. 1 thereto, dated as of June 25, 2009, by and among the Issuer, LM Partners, Ofer Hi-Tech, the Bank and the other parties thereto*

EXHIBIT 3 - Joint Filing Agreement pursuant to Rule 13d-1(k)(1)

* Incorporated by reference to Exhibit 4.23 to the Issuer's Registration Statement on Form 20-F, File #0-27572, filed with the SEC on May 1, 2007 and to
Exhibit 4.b(21) to the Issuer's Annual Report on Form 20-F, filed with the SEC on June 30, 2009.

                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, we certify that the information set forth herein is true, complete and correct.

                                                        LM Partners L.P.
                                                        By:  LM (GP) L.P.
                                                        Its general partner
                                                        By: LM (GP) Company Ltd.
                                                        Its general partner

                                                        By: /s/ Avi Zeevi
                                                        ------------------------
                                                        Name: Avi Zeevi

                                                        LM (GP) L.P.
                                                        By: LM (GP) Company Ltd.
                                                        Its general partner

                                                        By: /s/ Avi Zeevi
                                                        ------------------------
                                                        Name: Avi Zeevi

                                                        /s/ Shlomo Dovrat
                                                        ------------------------
                                                        Shlomo Dovrat

                                                        /s/ Harel Beit-On
                                                        ------------------------
                                                        Harel Beit-On

                                                        /s/ Avi Zeevi
                                                        ------------------------
                                                        Avi Zeevi

                                                        /s/ Eylon Penchas
                                                        ------------------------
                                                        Eylon Penchas

Dated: July 20, 2009